UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Lighting Science Group Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

53224G103

(CUSIP Number)

Mei Liang
RW LSG Holdings LLC
c/o Riverwood Capital Partners L.P.
70 Willow Road, Suite 100
Menlo Park, CA 94025
(650) 687-7300

Copy to:

Kirsten Jensen
Simpson Thacher & Bartlett
2550 Hanover Street
Palo Alto, CA  94304
650-251-5145

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 25, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53224G103

1.	Names of Reporting Persons.
RW LSG Holdings LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 42,372,881

		8.	Shared Voting Power 0

		9.	Sole Dispositive Power 42,372,881

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,372,881

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 17.0%

14.	Type of Reporting Persons (See Instructions) OO

CUSIP No. 53224G103

1.	Names of Reporting Persons.
Riverwood Capital Partners L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 42,372,881*

		8.	Shared Voting Power 0

		9.	Sole Dispositive Power 42,372,881*

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,372,881*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 17.0%

14.	Type of Reporting Persons (See Instructions) PN
*           The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No. 53224G103

1.	Names of Reporting Persons.
Riverwood Capital L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 42,372,881*

		8.	Shared Voting Power 0

		9.	Sole Dispositive Power 42,372,881*

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,372,881*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 17.0%

14.	Type of Reporting Persons (See Instructions) PN
*           The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No. 53224G103

1.	Names of Reporting Persons.
Riverwood Capital GP Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 42,372,881*

		8.	Shared Voting Power 0

		9.	Sole Dispositive Power 42,372,881*

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,372,881*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 17.0%

14.	Type of Reporting Persons (See Instructions) OO
*           The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No. 53224G103

1.	Names of Reporting Persons.
RW LSG Management Holdings LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 18,092,511

		8.	Shared Voting Power 0

		9.	Sole Dispositive Power 18,092,511

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,092,511

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 8.0%

14.	Type of Reporting Persons (See Instructions) OO

CUSIP No. 53224G103

1.	Names of Reporting Persons.
Riverwood Capital Management L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 18,092,511*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 18,092,511*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,092,511*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 8.0%

14.	Type of Reporting Persons (See Instructions) PN
*           The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No. 53224G103

1.	Names of Reporting Persons.
Riverwood Capital Management Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 18,092,511*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 18,092,511*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,092,511*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 8.0%

14.	Type of Reporting Persons (See Instructions) OO
*           The Reporting Person disclaims beneficial ownership as described under Item 5.

Item 1.                    Security and Issuer

This Statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Lighting Science Group Corporation (the “Issuer”), having its principal executive offices at 1227 South Patrick Drive, Building 2A, Satellite Beach, FL 32937.

Item 2.                    Identity and Background

This statement is being filed by (i) RW LSG Holdings LLC (“RW LSGH”), which is a Delaware limited liability company, (ii) Riverwood Capital Partners L.P. (“RCP”), which is a Cayman Islands exempted limited partnership, (iii) Riverwood Capital L.P. (“RCLP”), which is a Cayman Islands exempted limited partnership, (iv) Riverwood Capital GP Ltd. (“RC Ltd.”), which is a Cayman Islands company limited by shares, (v) RW LSG Management Holdings LLC (“RW LSGM”), which is a Delaware limited liability company, (vi) Riverwood Capital Management L.P. (“RCM LP”), which is a Cayman Islands exempted limited partnership and (vii) Riverwood Capital Management Ltd. (“RCM Ltd.”), which is a Cayman Islands company limited by shares (all of the foregoing, the “Reporting Persons”). The principal business address of each of the Reporting Persons is 70 Willow Road, Suite 100, Menlo Park, CA 94025.

The principal business of RW LSGH is to invest in the Issuer and in other companies.

The principal business of RCP is to serve as the managing member of RW LSGH and to manage investments in companies through partnerships and other limited liability companies.

The principal business of RCLP is to serve as the general partner of RCP and to manage investments in companies through partnerships and other limited liability companies.

The principal business of RC Ltd. is to serve as the general partner of RCLP and to manage investments in companies through partnerships and other limited liability companies.

The principal business of RW LSGM is to provide certain monitoring, advisory and consulting services to the Issuer from time to time and to manage investments  in companies.

The principal business of RCM LP is to serve as an investment advisor to RCP,  to serve as the managing member of RW LSGM and to manage investments in companies through partnerships and other limited liability companies.

The principal business of RCM Ltd. is to serve as the general partner of RCM LP and to manage investments in companies through partnerships and other limited liability companies.

The name, residence or business address, and present principal occupation or employment of each director and executive officer of RC Ltd. and RCM Ltd. are listed on Schedule I to this Schedule 13D. RW LSGH, RCP, RCLP, RW LSGM and RCM LP do not have any directors or officers.

None of the Reporting Persons (nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I hereto) has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                    Source and Amount of Funds or Other Consideration

The aggregate funds used in connection with the purchase of the Series H Preferred (as defined in Item 4) were $50,000,000. These funds were provided from general funds available to the Reporting Persons, including capital contributions from their investors.  The Warrant (as defined in Item 4)

was issued by the Issuer to RW LSGM as a transaction fee as consideration for certain services provided to the Issuer pursuant to the Services Agreement (as defined in Item 4).

Item 4.                    Purpose of Transaction

Preferred Stock Subscription Agreement

On May 25, 2012, RW LSGH entered into a Preferred Stock Subscription Agreement (the “Subscription Agreement”) with the Issuer and certain other parties identified therein, pursuant to which on such date RW LSGH purchased from the Issuer 50,000 shares of the Issuer’s Series H Convertible Preferred Stock, par value $0.001 per share (“Series H Preferred”) at a purchase price of $1,000 per share (the “Stated Value”) or $50,000,000 in the aggregate.

Pursuant to the terms of the Subscription Agreement, RW LSGH and the Issuer each made certain representations and warranties and the Issuer made certain indemnities, in each case regarding matters that are customarily included in investments of this nature.  The Subscription Agreement provides for the Issuer to reimburse RW LSGH for certain expenses incurred by it.

In addition, effective following the consummation of a QPO (as defined below), the Subscription Agreement provides RW LSGH with the right to designate, and requires the Issuer to nominate and recommend for election, that number (rounded to the nearest whole number) of nominees to the Board of Directors of the Issuer (the “Board”) equal to the product of (a) the total number of members then comprising the whole Board and (b) the percentage of the Issuer’s outstanding capital stock beneficially owned at such time by RW LSGH and/or its affiliates in the aggregate for so long as such persons continue to own at least that number of shares of Common Stock of the Company as were issued upon conversion of 10,000 shares of Series H Preferred.

Certificate of Designation: Terms of Series H Preferred

Pursuant to the terms of the certificate of designation with respect to the Series H Preferred (the “Series H Certificate”), the holders of Series H Preferred are entitled to receive as a liquidation preference (the “Liquidation Amount”) under certain circumstances an amount equal to the greater of the fair market value of the Common Stock issuable upon conversion of the Series H Preferred and a preferred return (the “Returned Value”) which is calculated as: (x) 150% of the Stated Value on or prior to May 25, 2013, (y) 175% of the Stated Value from May 26, 2013 through May 25, 2014, and (z) 200% of the Stated Value after May 25, 2015.

Pursuant to the terms of the Series H Certificate, the holders of Series H Preferred have the option at any time to convert all or any portion of their Series H Preferred into Common Stock at a rate determined by dividing the stated per share value of $1,000 by the conversion price then in effect.  The conversion price is initially $1.18 and is subject to adjustment upon certain events.  During the period commencing when RW LSGH, together with its affiliates, no longer owns any Series H Preferred and fewer than 5,000 share of Series H Preferred remain outstanding, the Issuer has the right to deliver notice requiring conversion of all of the Series H Preferred then outstanding into Common Stock.  In addition, the Series H Preferred shall also automatically be converted upon consummation of an initial public offering meeting certain criteria as described in the Series H Certificate (which is referred to herein as a “QPO”), with holders receiving a number of shares of Common Stock based on the purchase price in such QPO or the Returned Value, whichever results in the larger number.

Commencing November 25, 2015, the Series H Preferred becomes redeemable at any time for the Liquidation Amount, which redemption may be initiated only by RW LSGH so long as it, together with its affiliates, continues to own any Series H Preferred and thereafter by any holder of Series H Preferred.  Prior to such date, the Series H Preferred will also become redeemable in the event of certain uncured defaults with respect to indebtedness, the Series H Certificate, or the certificates of designation with respect to certain other preferred stock of the Issuer.  In the event of a default by the Issuer with respect to a redemption of

Series H Preferred when required, RW LSGH will have certain rights to appoint a majority of the Board and take other actions as necessary to enable such redemption to occur.  In the event of such a redemption default or other occurrence resulting in a "Control Event" under Series H Certificate, under the terms of the Co-Sale Letter (as defined below), Pegasus Capital Advisors, L.P. (“PCA”) has agreed to cooperate with RW LSGH and to provide a proxy to RW LSGH enabling RW LSGH (or its designee) to vote any Issuer securities held by PCA and its affiliates as provided in the Series H Certificate.

In the event of a change of control transaction, the Issuer is required to make an offer to repurchase all of the outstanding shares of Series H Preferred for cash equal to the Liquidation Amount.

In the event that the Board declares dividends payable on the Common Stock, the holders of Series H Preferred have the right to receive dividends in an amount equal to the amount of any dividends with respect to such shares of Series H Preferred on an as-converted-to-Common Stock basis.

The Series H Preferred ranks pari passu with the Issuer’s Series I Convertible Preferred Stock, par value $0.001 per share and senior to all other preferred stock of the Issuer currently outstanding and to the Common Stock with respect to liquidation payments and dividends.

The holders of Series H Preferred are not entitled to vote for the election of directors to the Board other than the “Series H Directors”, or on other matters except as required by applicable law.  So long as RW LSGH, together with its affiliates, maintains certain minimum ownership thresholds, subject to certain limitations it will have the right to act on behalf of the Series H Preferred, as a class, including the right to elect two “Series H Directors” as members of the Board or, if greater, that number representing a pro rata share of the Board (rounded to the nearest whole number).  In addition, so long as RW LSGH maintains certain minimum ownership thresholds, its consent must be obtained prior to certain actions being taken by the Issuer.

Registration Rights Agreement

RW LSGH and RW LSGM entered into a Registration Rights Agreement with the Issuer, dated as of May 25, 2012 (the “Registration Rights Agreement”) providing for certain demand and piggyback registration rights to cause the Issuer to register under the Securities Act of 1933, as amended, the sale of the Common Stock issuable upon conversion of the Series H Preferred and exercise of the Warrant (as defined below).

RW LSGH and PCA have also agreed in the Co-Sale Letter (as defined below) that in the event either such party or its affiliates exercises demand registration rights under their respective registration rights agreements with the Issuer, each will notify the other, and such other will then have the right to participate in such registration on a pari passu basis through a joint demand.

Co-Sale Letter Agreement

RW LSGH and PCA entered into a letter agreement, dated May 25, 2012 (the “Co-Sale Letter”) pursuant to which RW LSGH will have the right to participate in transfers of the Issuer’s securities by PCA and certain of its affiliates on a pro rata basis and on the same terms and conditions, subject to certain exceptions and to RW LSGH and its affiliates maintaining certain minimum ownership thresholds.

Support Services Agreement

The Issuer entered into a Support Services Agreement, dated May 25, 2012 (the “Services Agreement”) with RW LSGH and RW LSGM, pursuant to which RW LSGM agreed to provide certain monitoring, advisory and consulting services to the Issuer from time to time.  In exchange for such services, the Issuer agreed to (a) pay RW LSGM a $50,000 quarterly, non-refundable advisory fee (except for the partial quarter ended June 30, 2012, which advisory fee for such period is $20,000) and (b) reimburse RW

LSGM for reasonable, documented expenses of up to $50,000 annually.  Additionally, the Issuer agreed to issue a warrant as described in more detail below.

Warrant

The Issuer also issued on May 25, 2012 as a non-refundable transaction fee a warrant (the “Warrant”) to purchase 18,092,511 shares of Common Stock to RW LSGM pursuant to the Services Agreement .  The Warrant is exercisable in whole or in part at the option of the holder thereof at any time prior to May 25, 2022.  The exercise price for such warrant will be determined at the date of exercise and be equal to the difference obtained by subtracting (a) the fair market value for each share of Common Stock on the day immediately preceding the date of exercise and (b) the quotient obtained by dividing (i) 5% of the amount by which the total equity value of the Issuer exceeds $500,000,000 by (ii) the number of shares for which the Warrant is exercisable.  The Warrant also provides for certain anti-dilution adjustments.

RW LSGM has agreed pursuant to two letter agreements (collectively, the “Letter Agreements”) to transfer on or prior to June 28, 2012 a portion of the Warrant representing the right to purchase: 1,809,251 shares of Common Stock in the aggregate to VantagePoint Venture Partners 2006 (Q) L.P. and VantagePoint CleanTech Partners II, L.P.; 1,085,551 shares of Common Stock to SEB Private Equity Opportunity Fund II; and 2,532,952 shares of Common Stock to Gamla Livförsäkringsaktiebolaget SEB Trygg Liv (publ).

The description of the terms and conditions of the Subscription Agreement, Series H Certificate, Registration Rights Agreement, Co-Sale Letter, Services Agreement, Warrant, and Letter Agreements set forth herein does not purport to be complete and is qualified in its entirety by reference to the full text of the Subscription Agreement attached hereto as Exhibit 3, the Series H Certificate attached hereto as Exhibit 4, the Registration Rights Agreement attached hereto as Exhibit 5, the Co-Sale Letter attached hereto as Exhibit 6, the Services Agreement attached hereto as Exhibit 7, the Warrant attached hereto as Exhibit 8, and the Letter Agreements attached hereto as Exhibits 9 and 10, each of which is incorporated by reference.

The Reporting Persons intend to review on a continuing basis their investment in the Issuer.  Subject to the agreements described above, the Reporting Persons may decide to increase or decrease their investment in the Issuer depending on the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors.

Other than described above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described above, the Reporting Persons reserve the right to develop such plans and may seek to influence management or the Board with respect to the business and affairs of the Issuer and the directors designated by RW LSGH may have influence over the corporate activities of the Issuer, including activities that may relate to the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.                    Interest in Securities of the Issuer

(a), (b) The following disclosure assumes that there are 207,378,916 shares of Common Stock outstanding as of May 9, 2012, which figure is based on the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2012 and filed on May 14, 2012.

Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), RW LSGH may be deemed to beneficially own 42,372,881 shares of Common Stock, which are subject to issuance upon the conversion of the Series H Preferred held by RW

LSGH and which constitute approximately 17.0% of the Common Stock outstanding as of the date of this filing.

RCP is the sole managing member of RW LSGH.  RCLP is the sole general partner of RCP.  RC Ltd. is the sole general partner of RCLP.  As a result of these relationships, each of RCP, RCLP and RC Ltd. may be deemed to beneficially own any shares of Common Stock that may be deemed to be beneficially owned by RW LSGH.

Pursuant to Rule 13d-3 under the Exchange Act, RW LSGM may be deemed to beneficially own 18,092,511 shares of Common Stock, which are subject to issuance upon the exercise of the Warrants held by RW LSGM and which constitute approximately 8.0% of the Common Stock outstanding as of the date of this filing.

RCM LP is the sole managing member of RW LSGM.  RCM Ltd. is the sole general partner of RCM LP.  As a result of such relationships, each of RCM LP and RCM Ltd. may be deemed to beneficially own any shares of Common Stock that may be deemed to be beneficially owned by RW LSGM.

 Notwithstanding the foregoing, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that RCP, RCLP, RC Ltd., RCM LP or RCM Ltd. is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

As of the date of filing of this Schedule 13D, none of the Reporting Persons nor any other persons named in response to Item 2 hereof may be deemed to beneficially own any shares of Common Stock except as set forth in this Item 5.

(c)           Except as set forth in Item 4 hereof, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons nor any other persons named in response to Item 2 hereof has engaged in any transactions during the past 60 days in any shares of Common Stock.

(d)           No one other than the Reporting Persons has the right to receive dividends from, or the proceeds from the sale of, any of the securities of the Issuer reported on this Schedule 13D.

(e)           Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in Item 4 hereof, which is incorporated herein by reference, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or any other persons named in response to Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                    Material to Be Filed as Exhibits

1.	Joint Filing Agreement among the Reporting Persons (filed herewith).

2.	Power of Attorney (filed herewith).

3.	Preferred Stock Subscription Agreement, dated as of May 25, 2012, by and among Lighting Science Group Corporation, RW LSG Holdings LLC and each of the other parties signatory thereto (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Lighting Science Group Corporation on June 1, 2012).

4.
Certificate of Designation of Series H Convertible Preferred Stock of Lighting Science Group Corporation filed with the Secretary of State of Delaware on May 25, 2012 (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by Lighting Science Group Corporation on June 1, 2012).

5.
Registration Rights Agreement, dated as of May 25, 2012, by and among Lighting Science Group Corporation and RW LSG Holdings LLC and RW LSG Management Holdings LLC (incorporated by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by Lighting Science Group Corporation on June 1, 2012).

6.	Letter Agreement, dated May 25, 2012, by and between RW LSG Holdings LLC and Pegasus Capital Advisors, L.P. (filed herewith).

7.
Support Services Agreement, dated as of May 25, 2012, by and among Lighting Science Group Corporation, RW LSG Holdings LLC and RW LSG Management Holdings LLC (incorporated by reference to Exhibit 10.6 of the Current Report on Form 8-K filed by Lighting Science Group Corporation on June 1, 2012).

8.
Warrant, dated as of May 25, 2012, by and between Lighting Science Group Corporation and RW LSG Management Holdings LLC (incorporated by reference to Exhibit 4.3 of the Current Report on Form 8-K filed by Lighting Science Group Corporation on June 1, 2012).

9.	Letter agreement, dated as of May 25, 2012 by and among RW LSG Management Holdings LLC, VantagePoint Venture Partners 2006 (Q) L.P. and VantagePoint CleanTech Partners II, L.P. (filed herewith).

10.
Letter agreement, dated as of May 25, 2012 by and among RW LSG Management Holdings LLC, SEB Private Equity Opportunity Fund II and Gamla Livförsäkringsaktiebolaget SEB Trygg Liv (publ) (filed herewith).

Signatures
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  June 4, 2012
RW LSG HOLDINGS LLC

By:          Riverwood Capital Partners L.P.,
as Managing Member

By:          Riverwood Capital L.P.,
as General Partner

By:          Riverwood Capital GP Ltd.,
as General Partner

By: *
Name:  Michael E. Marks
Title:    Director & CEO

RW LSG MANAGEMENT HOLDINGS LLC

By:          Riverwood Capital Management L.P.,
as Managing Member

By:          Riverwood Capital Management Ltd.,
as General Partner

By: *
Name:  Michael E. Marks
Title:    Director

RIVERWOOD CAPITAL PARTNERS L.P

By:          Riverwood Capital L.P.,
as General Partner

By:          Riverwood Capital GP Ltd.,
as General Partner

By: *
Name:  Michael E. Marks
Title:    Director & CEO

RIVERWOOD CAPITAL L.P.

By:          Riverwood Capital GP Ltd.,
as General Partner

By: *
Name:  Michael E. Marks
Title:    Director & CEO

RIVERWOOD CAPITAL GP LTD.

By: *
Name:  Michael E. Marks
Title:    Director & CEO

RIVERWOOD CAPITAL MANAGEMENT L.P.

By:          Riverwood Capital Management Ltd.,
as General Partner

By: *
Name:  Michael E. Marks
Title:    Director

RIVERWOOD CAPITAL MANAGEMENT LTD.

By: *
Name:  Michael E. Marks
Title:    Director

* /s/ Mei Liang
Attorney-in-Fact for Reporting Persons pursuant to Power of Attorney

SCHEDULE I

The names and titles of the directors and executive officers of Riverwood Capital GP Ltd. and their present principal occupations and residence or business addresses are set forth below.  Each occupation set forth opposite an individual’s name refers to Riverwood Capital GP Ltd. and each individual is a United States citizen, except for Mr. Francisco Alvarez-Demalde, who is a citizen of Argentina and Spain.

Name	Position	Address
Michael E. Marks	Director and Chief Executive Officer	Riverwood Capital Partners L.P. 70 Willow Road, Suite 100 Menlo Park, CA 94025
Christopher Varelas	Director and President	Riverwood Capital Partners L.P. 70 Willow Road, Suite 100 Menlo Park, CA 94025
Thomas J. Smach	Director and Chief Financial Officer	Riverwood Capital Partners L.P. 70 Willow Road, Suite 100 Menlo Park, CA 94025
Nicholas Brathwaite	Managing Director	Riverwood Capital Partners L.P. 70 Willow Road, Suite 100 Menlo Park, CA 94025
Jeffrey Parks	Managing Director	Riverwood Capital Partners L.P. 70 Willow Road, Suite 100 Menlo Park, CA 94025
Francisco Alvarez-Demalde	Managing Director	Riverwood Capital Partners L.P. 70 Willow Road, Suite 100 Menlo Park, CA 94025

The names and titles of the directors and executive officers of Riverwood Capital Management Ltd. and their present principal occupations and residence or business addresses are set forth below.  Each occupation set forth opposite an individual’s name refers to Riverwood Capital Management Ltd. and each individual is a United States citizen.

Name	Position	Address
Michael E. Marks	Director	Riverwood Capital Partners L.P. 70 Willow Road, Suite 100 Menlo Park, CA 94025
Christopher Varelas	Director	Riverwood Capital Partners L.P. 70 Willow Road, Suite 100 Menlo Park, CA 94025
Thomas J. Smach	Director and Secretary	Riverwood Capital Partners L.P. 70 Willow Road, Suite 100 Menlo Park, CA 94025

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits
1.	Joint Filing Agreement among the Reporting Persons (filed herewith).
2.	Power of Attorney (filed herewith).
3.
Preferred Stock Subscription Agreement, dated as of May 25, 2012, by and among Lighting Science Group Corporation, RW LSG Holdings LLC and each of the other parties signatory thereto (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Lighting Science Group Corporation on June 1, 2012).

4.
Certificate of Designation of Series H Convertible Preferred Stock of Lighting Science Group Corporation filed with the Secretary of State of Delaware on May 25, 2012 (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by Lighting Science Group Corporation on June 1, 2012).

5.
Registration Rights Agreement, dated as of May 25, 2012, by and among Lighting Science Group Corporation and RW LSG Holdings LLC and RW LSG Management Holdings LLC (incorporated by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by Lighting Science Group Corporation on June 1, 2012).

6.	Letter Agreement, dated May 25, 2012, by and between RW LSG Holdings LLC and Pegasus Capital Advisors, L.P. (filed herewith).
7.
Support Services Agreement, dated as of May 25, 2012, by and among Lighting Science Group Corporation, RW LSG Holdings LLC and RW LSG Management Holdings LLC (incorporated by reference to Exhibit 10.6 of the Current Report on Form 8-K filed by Lighting Science Group Corporation on June 1, 2012).

8.
Warrant, dated as of May 25, 2012, by and between Lighting Science Group Corporation and RW LSG Management Holdings LLC (incorporated by reference to Exhibit 4.3 of the Current Report on Form 8-K filed by Lighting Science Group Corporation on June 1, 2012).

9.	Letter agreement, dated as of May 25, 2012 by and among RW LSG Management Holdings LLC, VantagePoint Venture Partners 2006 (Q) L.P. and VantagePoint CleanTech Partners II, L.P. (filed herewith).
10.
Letter agreement, dated as of May 25, 2012 by and among RW LSG Management Holdings LLC, SEB Private Equity Opportunity Fund II and Gamla Livförsäkringsaktiebolaget SEB Trygg Liv (publ) (filed herewith).

Exhibit 1
JOINT FILING AGREEMENT

June 4, 2012

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned (each a “Reporting Person”) hereby agrees to the joint filing on behalf of each of the Reporting Persons of a Schedule 13D (including any and all amendments thereto) with respect to the shares of common stock, par value $0.001 per share, of Lighting Science Group Corporation, a Delaware corporation, and that this Joint Filing Agreement may be included as an Exhibit to such joint filing.

Each of the Reporting Persons agrees that each party hereto is responsible for the timely filing of such Schedule 13D (including any and all amendments thereto) and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness and accuracy of the information concerning any other party, unless such party actually knows that such information is incorrect.

This Joint Filing Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

[Rest of page intentionally left blank]

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the date first written above.

RW LSG HOLDINGS LLC

By:          Riverwood Capital Partners L.P.,
as Managing Member

By:          Riverwood Capital L.P.,
as General Partner

By:          Riverwood Capital GP Ltd.,
as General Partner

By: *
Name:  Michael E. Marks
Title:    Director & CEO

RW LSG MANAGEMENT HOLDINGS LLC

By:          Riverwood Capital Management L.P.,
as Managing Member

By:          Riverwood Capital Management Ltd.,
as General Partner

By: *
Name:  Michael E. Marks
Title:    Director

RIVERWOOD CAPITAL PARTNERS L.P

By:          Riverwood Capital L.P.,
as General Partner

By:          Riverwood Capital GP Ltd.,
as General Partner

By: *
Name:  Michael E. Marks
Title:    Director & CEO

RIVERWOOD CAPITAL L.P.

By:          Riverwood Capital GP Ltd.,
as General Partner

By: *
Name:  Michael E. Marks
Title:    Director & CEO

RIVERWOOD CAPITAL GP LTD.

By: *
Name:  Michael E. Marks
Title:    Director & CEO

RIVERWOOD CAPITAL MANAGEMENT L.P.

By:          Riverwood Capital Management Ltd.,
as General Partner

By: *
Name:  Michael E. Marks
Title:    Director

RIVERWOOD CAPITAL MANAGEMENT LTD.

By: *
Name:  Michael E. Marks
Title:    Director

* /s/ Mei Liang
Attorney-in-Fact for Reporting Persons pursuant to Power of Attorney

Exhibit 2
POWER OF ATTORNEY

June 4, 2012

Know all men by these presents that each of the undersigned does hereby make, constitute and appoint Mei Liang and each individual named on the signature page hereto other than such undersigned, or any of them, as a true and lawful attorney-in-fact of such undersigned with full powers of substitution and revocation, for and in the name, place and stead of such undersigned (both in such undersigned’s individual capacity and as a director, officer, member, partner or other authorized person of any corporation, limited liability company, partnership or other entity for which such undersigned is otherwise authorized to sign), to execute and deliver such forms, agreements and other documents as may be required to be filed from time to time with the Securities and Exchange Commission with respect to any investments of RW LSG Holdings LLC, Riverwood Capital Partners L.P., Riverwood Capital L.P., Riverwood Capital G.P. Ltd., RW Management Holdings LLC, Riverwood Capital Management L.P., Riverwood Capital Management Ltd. or such undersigned (including, without limitation, any amendments or supplements to any reports, forms or schedules previously filed by such persons or entities): (i) pursuant to Sections 13(d) and 16(a) of the Securities Exchange Act of 1934, as amended, including without limitation, any Schedule 13D (including but not limited to any joint filing agreement with respect thereto), Schedule 13G, Form 3, Form 4 and Form 5 and (ii) in connection with any applications for EDGAR access codes, including, without limitation, the Form ID.

[Remainder of Page Intentionally Left Blank.]

IN WITNESS WHEREOF, the undersigned hereby execute this Power of Attorney as of the date first written above.

/s/ Michael E. Marks
Michael E. Marks

/s/ Christopher Varelas
Christopher Varelas

/s/ Thomas J. Smach
Thomas J. Smach

/s/ Jeffrey T. Parks
Jeffrey T. Parks

/s/ Nicholas Brathwaite
Nicholas Brathwaite

/s/ Francisco Alvarez-Demalde
Francisco Alvarez-Demalde

[Power of Attorney]

Exhibit 6

May 25, 2012

Pegasus Capital Advisors, L.P.
c/o Pegasus Capital Advisors
99 River Road
Cos Cob, CT  06807
Gentlemen:

Reference is made to the Series H Preferred Stock Subscription Agreement, dated as of the date hereof (the “Subscription Agreement”), between Lighting Science Group Corporation, a Delaware corporation (the “Company”) and RW LSG Holdings LLC, a Delaware limited partnership (“Purchaser”), pursuant to which Purchaser shall acquire shares of Series H Convertible  Preferred Stock, par value $0.001 per share, of the Company (“Series H Preferred”) issued pursuant to the certificate of designation with respect to the Series H Preferred, a copy of which is attached as Exhibit A hereto (the “Series H Certificate”), which Series H Preferred will be convertible into shares of common stock, par value $0.001 per share, of the Company (the “Common Stock”).  Certain capitalized terms used herein are defined in Section 5 below; capitalized terms used but not defined herein will have the meanings therefor set forth in the Series H Certificate.  To induce Purchaser to enter into the Subscription Agreement, you have agreed to enter into this letter agreement providing for certain agreements with respect to certain potential future events or transactions involving Pegasus Capital Advisors, L.P. (“PCA”) and/or its Affiliates (collectively with PCA, the “Pegasus Group”).  Therefor, for good and valuable consideration, the receipt of which is hereby acknowledged, each of the parties to this letter agreement hereby agrees as follows:

1. In the event of any Transfer of Company Securities by the Pegasus Group to an unaffiliated third party, Purchaser and (x) prior to a Control Event (as defined in the Series H Certificate) any Affiliate to whom Purchaser has transferred Company Securities and (y) following a Control Event, any person or entity to whom Purchaser has transferred Company Securities in a single transaction by which Purchaser Transfers greater than 25% of the Capital Stock acquired pursuant to the Subscription Agreement, calculated on an as-converted to Common Stock basis (Purchaser, collectively with the persons or entities identified in clauses (x) and (y), the “Co-Sale Offerees”) shall have the right to participate in such Transfer by selling a pro rata share of Company Securities as calculated in accordance with this Section 1.  Each Co-Sale Offeree’s pro rata share shall be, (A) in the event that such Transfer is in respect of Capital Stock or other Company Securities convertible, exchangeable or exercisable for Capital Stock, equal to the product of (i) the number of shares of Capital Stock (on an as converted basis) to be transferred and (ii) a fraction, the numerator of which is the total Capital Stock (on an as converted basis) owned by such Co-Sale Offeree and the denominator of which is the total Capital Stock (on an as converted basis) owned by all Co-Sale Offerees and the Pegasus Group at such time and (B) in the event that such Transfer is in respect of Company Securities not convertible, exchangeable or exercisable for Capital Stock, equal to the product of (i) the fair market value of such Company Securities to be transferred and (ii) a fraction, the numerator of which is the fair market value of such Company Securities owned by such Co-Sale Offeree and the denominator of which is fair market value of such Company Securities owned by all Co-Sale Offerees and the Pegasus Group at such time.  The term “fair market value” shall mean the fair market value (1) as determined based on the purchase price of the Company Securities in the proposed Transfer, (2) if not so determinable, as mutually agreed by the parties hereto in writing or (3) if they cannot agree after seven (7) days following the initiation of discussions between the parties with respect thereto, the fair market value as determined by an independent appraiser selected by the parties hereto, the fees and expenses of which shall be paid in inverse proportion (based on the difference in the parties’ proposed valuation submitted to the independent appraiser) to such determination.  Such participation must be in accordance with the following procedures and is subject to the following limitations:

a. A member of the Pegasus Group shall give Purchaser not less than ten (10) days prior written notice (the “Co-Sale Notice”) of any proposed Transfer of Company Securities by any member of the Pegasus Group other than a transfer (i) to an Affiliate of any member of the Pegasus Group, (ii) a pro rata in-kind distribution or dividend to the equityholders of Pegasus Partners IV, L.P. who were equityholders thereof on the date hereof (provided, that such distribution or dividend shall not result in a Transfer to any such equityholder of more than 15% of the Company Securities held by the Pegasus Group as of the date hereof; provided, further, that such distribution or dividend shall not be structured so as to avoid the occurrence or triggering of a Change of Control (as defined in the Series H Certificate)), (iii) pursuant to any transaction which gives rise to registration rights (whether “demand” or “piggy-back”) under that certain Registration Rights Agreement, by and among the Company and RW LSG Holdings LLC and RW LSG Management Holdings LLC, dated as of the date hereof, (iv) pursuant to that certain Commitment Agreement, dated as of the date hereof, by and between the Company, PCA, Pegasus Partners IV, L.P., PCA LSG Holdings, LLC and LSGC Holdings II LLC (provided, that such Transfer is made in accordance with the terms thereof, as in effect from time to time), and (v) pursuant to the exercise of an Optional Redemption Right (as defined in the certificate of designation for the Series I Convertible Preferred Stock, par value $0.001 per share, of the Company) or (vi) by PCA LSG Holdings, LLC with respect to not more than 17,650 Series G Units (“Series G Units”), each comprised of (A) one share of Series G Preferred Stock, par value $0.001 per share, of the Company (“Series G Preferred Stock”) and (B) and 83 shares of Common Stock or any shares of Series G Preferred Stock or Common Stock issued pursuant to a purchase thereof, and any securities of the Company into which the Series G Units or the Series G Preferred Stock or Common Stock issued pursuant to a purchase thereof may be converted or exchanged.  Such Co-Sale Notice shall set forth (i) the quantity and type of Company Securities proposed to be Transferred by all members of the Pegasus Group, the purchase price proposed to be paid therefor and the payment terms, (ii) the Company’s calculation of the quantity of Company Securities that the Co-Sale Offerees shall be entitled to Transfer to the Co-Sale Buyer and the purchase price therefor (to the extent the Pegasus Group is Transferring any Company Securities other than those convertible, exchangeable or exercisable for Capital Stock), in each case calculated as provided in this Section 1, on an as-converted to Common Stock basis and (iii) the identity of the proposed transferee (the “Co-Sale Buyer”) and any other material terms and conditions of such sale, including the proposed transfer date.  The parties hereby agree (x) to use their commercially reasonable efforts to cause the Company to prepare the calculations set forth in clause (ii) of the preceding sentence and (y) if the Company fails to deliver such calculations in a reasonable time frame, the parties shall jointly prepare such calculations.  The failure of the Company to prepare such calculations will not toll the ten (10) day notice period set forth above.  The Co-Sale Offerees will have the right, exercisable by written notice to PCA within ten (10) days after receipt of the Co-Sale

Notice, to elect to sell up to their respective pro rata share of Company Securities to the Co-Sale Buyer in such proposed Transfer, upon the same terms and conditions with respect to payment as the Pegasus Group (and to the extent different members of the Pegasus are selling on different terms, the most favorable to the Co-Sale Offerees thereof).  The failure of any Co-Sale Offeree to respond within such 10-day period shall be deemed to be a waiver of such Co-Sale Offeree’s rights to participate in such proposed Transfer pursuant to this Section 1.a.  If the number of shares Company Securities elected to be Transferred by the Co-Sale Offerees pursuant to this Section 1.a together with the Company Securities proposed to be Transferred by the Pegasus Group is greater than the Company Securities the Co-Sale Buyer wishes to acquire, the amount of Company Securities to be sold by the Pegasus Group shall be proportionately reduced, based on Company Securities proposed to be Transferred to the extent necessary to provide for such sales of Company Securities hereunder by the Co-Sale Offerees.

b. The closing of any proposed Transfer in respect of which a Co-Sale Notice has been delivered shall occur simultaneously with respect to the Pegasus Group and the Co-Sale Offerees.  At such closing, the Co-Sale Offerees electing to sell Company Securities shall deliver to the Co-Sale Buyer the Company Securities to be sold thereto and shall receive in exchange therefor the consideration to be paid or delivered by the proposed transferee in respect of such Company Securities in accordance with Section 1.a hereof.

c. In connection with a Transfer of Company Securities by a member of the Pegasus Group in which a Co-Sale Transferee has elected to participate, each such Co-Sale Offeree may be required to the make the same representations and warranties, and agree to the same indemnities, covenants and other agreements as each member of the Pegasus Group, provided, however, that with respect to individual representations and warranties of any stockholder as to the unencumbered title to its Company Securities and the power, authority and legal right to Transfer such Company Securities, which are, for the avoidance of doubt, required to be made without exception, such individual representations and warranties may differ from those made by the Pegasus Group based on the specific facts and circumstances related to such Co-Sale Offeree and no Co-Sale Offeree shall be liable for breaches of any representation or warranty with respect to the unencumbered title to Company Securities and/or the power, authority and legal right to Transfer such Company Securities of any member of the Pegasus Group; provided further, however, that (i) no Co-Sale Offeree shall be required to make, or otherwise be subject to any liability in respect of, any representations or warranties or indemnities, covenants or agreements with respect to the proposed Transfer other than on a several and not joint basis, (ii) in no event shall any Co-Sale Offeree be obligated to agree to any non-compete, non-solicit, no-hire or other restrictive covenant in connection with such Transfer, and (iii) in no event shall any Co-Sale Offeree be liable for any amount in excess of the proceeds (net of any fees and expenses of such Transfer, including, without limitation, those of the Co-Sale Offerees, which shall be borne pro rata by all participants in such transaction) actually paid to such Co-Sale Offeree in such proposed Transfer.

d. No member of the Pegasus Group shall structure the terms of any proposed Transfer in a manner intended to unreasonably limit the ability of the Co-Sale Offerees to participate in the proposed Transfer.  In furtherance of the foregoing, no member of the Pegasus Group shall prohibit or seek to prohibit, exercise any veto right it may be entitled to, fail to provide or withhold any necessary consent it may be entitled to, or take any action or fail to take any action which could restrict or limit the right of any Co-Sale Offeree to participate in the proposed Transfer.

2. Pursuant to Section 5(e) of the Series H Certificate, in the event of a Control Event (as defined therein), Purchaser shall have the right to take certain actions as provided in the Series H Certificate.  PCA agrees, on behalf of the Pegasus Group, that to facilitate the exercise by Purchaser of its rights under the Series H Certificate, a proxy in the form attached as Exhibit B hereto (“Proxy”) will be executed and delivered to Purchaser immediately upon request upon the occurrence of a Control Event by each member of the Pegasus Group that owns (or to the extent that any such securities are owned in “street name”, beneficially owns) voting Company Securities as of such date, and by each other member of the Pegasus Group that subsequently owns voting Company Securities during the duration of such Control Event.  PCA (a) represents and warrants that no member of the Pegasus Group has entered, and covenants that during the term of this letter agreement no member of the Pegasus Group will enter, into any voting agreement or voting trust other than for Company directors who are affiliated with members of the Pegasus Group or as set forth in the Series H Certificate and (b) represents and warrants that no member of the Pegasus Group has granted, and covenants that during the term of this letter agreement no member of the Pegasus Group will grant, a proxy or power of attorney, in each case in clauses (a) and (b) with respect to voting Company Securities of such member to the extent inconsistent with the terms of the Proxy and the obligations to enter into thereto hereunder.  PCA also agrees to, and to cause each other member of the Pegasus Group to, take such further action or execute such other instruments as may be necessary to effectuate the intent of this Section 2 and the Proxy and hereby revokes any proxy previously granted with respect to the Company Securities as held on the date hereof that would be inconsistent with the Proxy if executed on the date hereof.

3. At least ten (10) business days prior to PCA or any member of the Pegasus Group, on the one hand, or the Purchaser, on the other hand (either, as the case may be, the “Noticing Party”) exercising any demand registration right or plans to initiate an underwritten shelf take-down  pursuant to any registration rights agreement that they may be party to with the Company, the Noticing Party shall deliver to the other party (i.e., Purchaser or PCA, as the case may be, the “Recipient Party”), written notice thereof, which notice shall include in reasonable detail a description of the proposed registration or underwritten shelf takedown, the number of Company Securities proposed to be registered, the timing of such registration or underwritten shelf takedown, the proposed method and plan of distribution, and the other terms and conditions of such proposed registration or underwritten shelf takedown.  If Recipient Party or any of its Affiliates notifies the Noticing Party in writing prior to the expiration of such ten (10) business day period of its desire to also exercise its demand registration rights or initiate such an underwritten shelf takedown pursuant to its registration rights agreement with the Company, the Noticing Party, on the one hand, and Recipient Party and its Affiliates, on the other hand, shall each coordinate their respective demand registration rights and underwritten shelf takedowns such that each shall be deemed to be a “demanding” or “initiating” or comparable party pursuant to its respective registration rights agreement with the Company.  Each of the Pegasus Group, on the one hand, and Purchaser and its Affiliates, on the other hand, agree that if they both intend to register and/or Transfer securities pursuant to a registration statement of the Company in circumstances in which a managing underwriter has informed the Company that not all of their respective Company Securities so elected may be registered or Transferred, each agrees that it shall only Transfer Company Securities pursuant to such registration statement on a pari passu basis, whether in connection with a demand registration, shelf registration, or piggyback registration.

4. Each party hereto represents that this letter agreement has been duly and validly executed and delivered by such party and, assuming due authorization, execution and delivery by the other party hereto, constitutes a legal, valid and binding obligation of such party, enforceable against it in accordance with its terms.

5. As used herein, the following capitalized terms shall have the meanings set forth below:

 “Company Securities” means any Equity Securities or any debt securities of the Company.

 “Transfer” means, as a noun, any voluntary or involuntary transfer, sale, pledge or hypothecation or other disposition, whether directly or indirectly and whether through one or a series of transactions (including by way of a change of control of any member of the Pegasus Group), and, as a verb, voluntarily or involuntarily to transfer, sell, pledge or hypothecation or otherwise dispose of, whether directly or indirectly and whether through one or a series of transactions.

6. Any provision of this letter agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by each of PCA and Purchaser or, in the case of a waiver, by the party against whom the waiver is to be effective.  No failure or delay by any party in exercising any right, power or privilege hereunder shall affect or operate as a waiver thereof nor shall any single or partial exercise thereof or any abandonment or discontinuance of steps to enforce such a right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Any waiver, permit, consent or approval of any kind or character on the part of Purchaser of any breach or default under this Agreement or any such waiver of any provision or condition of this Agreement must be in writing by Purchaser and shall be effective only to the extent in such writing specifically set forth.

7. Any and all notices or other communications required or permitted to be delivered hereunder shall be deemed properly delivered if (i) delivered personally, (ii) mailed by first class, registered or certified mail, return receipt requested, postage prepaid, (iii) sent by next day or overnight mail or delivery or (iv) sent by facsimile transmission (with a follow up copy under (iii) above): if to Riverwood, c/o Riverwood Capital Management, 70 Willow Road, Suite 100, Menlo Park, CA 94025, Attention:  Jeffrey T. Parks, Facsimile:  (650) 618-7114; and if to the Pegasus Group, Pegasus Capital Advisors, 99 River Road, Cos Cob, CT, 06807, Fax (203) 869-6940, Attn: General Counsel.  Any party may change the name and address of the designee to whom notice shall be sent by giving written notice of such change to the other party.

8. If any term, provision, covenant or restriction of this letter agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this letter agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.  Upon such determination that any term, provision, covenant or restriction of this letter agreement is invalid, void, unenforceable or against regulatory policy, the parties hereto shall negotiate in good faith to modify this letter agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

9. This letter agreement (a) constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, formal or informal, among the parties hereto with respect to the subject matter hereof and (b) shall not be assigned by operation of law or otherwise, except that Purchaser may assign all or any of its rights and obligations hereunder to (i) any of Purchaser’s Affiliates to whom the Capital Stock held by Purchaser is Transferred in a Permitted Transfer or (ii) in accordance with clause (y) of Section 1 above.  Purchaser’s rights under this agreement shall  terminate at such time that it, together with its Affiliates, beneficially owns less than 5.0% of the Company Securities they collectively own as of the date hereof (as calculated on an as converted basis).

10. The parties agree that the remedies at law for any breach or threatened breach, including monetary damages, are inadequate compensation for any loss and that any defense in any action for specific performance that a remedy at law would be adequate is waived.  Accordingly, in the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of this letter agreement, the party or parties who are or are to be thereby aggrieved shall have the right to specific performance and injunctive or other equitable relief of its rights under this letter agreement, in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative.

11. This letter agreement will be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to conflict of laws principles that would result in the application of the law of a different jurisdiction.

12. Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of any state court located within New Castle County, State of Delaware in connection with any matter based upon or arising out of this letter agreement or the transactions contemplated hereby, agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction, venue and process.  Each party hereto hereby agrees not to commence any legal proceedings relating to or arising out of this Agreement or the transactions contemplated hereby in any jurisdiction or courts other than as provided herein. Each party hereto hereby consents to service of process in any such proceeding in any manner permitted by Delaware law, and agrees that service of process by registered or certified mail, return receipt requested, at its address specified pursuant to Section 7 hereof is reasonably calculated to give actual notice.

13. This letter agreement may be executed in two or more counterparts (including via facsimile and email in PDF format), all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

[Remainder of page intentionally left blank]

If the foregoing sets forth the understanding between us, please so indicate on the enclosed signed copy of this letter in the space provided therefor and return it to us, whereupon this letter shall constitute a binding agreement among us.

Very truly yours,

RW LSG HOLDINGS LLC

By:          Riverwood Capital Partners L.P.,
its Managing Member

By:          Riverwood Capital L.P.,
its General Partner

By:          Riverwood Capital GP Ltd.,
its General Partner

By: /s/ Michael E. Marks___________
Name:   Michael E. Marks
Title:     Director & CEO

Accepted and agreed to:

PEGASUS CAPITAL ADVISORS, L.P.

By: Pegasus Capital Advisors GP, LLC,
       its general partner

By: /s/ Steven Wacaster_____________
Name:  Steven Wacaster
Title:    Vice President

EXHIBIT A

SERIES H CERTIFICATE

[See attached]

EXHIBIT B

IRREVOCABLE PROXY

_____________________  (“Stockholder”), a stockholder of Lighting Science Group Corporation, a Delaware corporation (the “Company”), hereby irrevocably appoints RW LSG Holdings LLC (“Primary Investor”), and any designee thereof (provided, that any such designee is an Affiliate of the Primary Investor and is acting on its behalf), as the sole and exclusive attorneys and proxies of the undersigned, with full power of with full power of substitution and resubstitution, to the full extent of the undersigned's rights with respect to the voting of all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in the common stock or preferred stock of the Company (“Capital Stock”) owned by Stockholder (or to the extent that any such Capital Stock is owned in “street name”, beneficially owned), including without limitation any Capital Stock acquired directly or indirectly by Stockholder after the date hereof, including without limitation, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange, change of such shares, or otherwise, or upon exercise or conversion of any securities, that are, from time to time, owned by Stockholder (collectively, the “Covered Shares”), commencing on the date of a Control Event (as such term is defined in the Certificate of Designation with respect to the Series H Convertible Preferred Stock of the Company (the “Series H Certificate”; capitalized terms used but not defined herein shall have the meaning set forth in the Series H Certificate)) and continuing until the satisfaction in full or the waiver of the Redemption obligation which gave rise to the Control Event, in each case in accordance with the terms of the Series H Certificate (the “Termination Date”).  The Primary Investor’s rights hereunder shall  terminate at such time that it, together with its Affiliates, beneficially owns less than 5.0% of the Company Securities they collectively own as of May 25, 2012 (as calculated on an as converted basis).

Until the Termination Date, this proxy is irrevocable to the extent permitted under Section 212 of the Delaware General Corporation Law, is coupled with an interest and is granted pursuant to the letter agreement dated May 25, 2012 between RW LSG Holdings LLC and Pegasus Capital Advisors, L.P. (the “Letter Agreement”).  Upon the execution hereof, all prior proxies given by the undersigned with respect to the Covered Shares are hereby revoked and no subsequent proxies will be given.  The attorneys and proxies named above will be empowered at any time prior to the Termination Date to vote or cause to be voted all of the Covered Shares at every meeting of Company stockholders and at every adjournment thereof, and on every action or approval by written consent of Company stockholders, solely to take such actions as Primary Investor is entitled to take in exercise of its rights upon the occurrence of a Control Event pursuant to the terms of the Series H Certificate and solely in accordance therewith.

Notwithstanding anything contained in this Proxy, this Proxy shall terminate when the Letter Agreement terminates.

[STOCKHOLDER]

By:  __________________________
        Name:
        Title:

Date:_________________________

Exhibit 9
May 25, 2012

VantagePoint Capital Partners
1001 Bayhill Drive Suite 300
San Bruno, CA 94066

Ladies and Gentlemen:

Reference is hereby made to the Warrant, dated as of the date hereof (the “Warrant”), to acquire shares of common stock, par value $0.001 per share, of Lighting Science Group Corporation, a Delaware corporation (the “Company”) issued by the Company to RW LSG Management Holdings LLC, a Delaware limited liability company (“Riverwood”), as a transaction fee pursuant to an agreement between the Company and Riverwood dated as of May 25, 2012.  Certain capitalized terms used but not defined herein will have the meanings therefor set forth in the Warrant.

In consideration of the financial participation of VantagePoint Venture Partners 2006 (Q), L.P. and VantagePoint CleanTech Partners II, L.P. (collectively, “VantagePoint”) in the transaction pursuant to which VantagePoint invested certain proceeds to acquire an equity interest in RW LSG Holdings LLC, a Delaware limited liability company, an affiliate of Riverwood (“Riverwood Holdings”) and related transactions, including the acquisition by Riverwood Holdings of shares of Series H Convertible Preferred Stock, par value $0.001 per share, of the Company, we have agreed to enter into this letter agreement.  Accordingly, for good and valuable consideration, the receipt of which is hereby acknowledged, each of the parties to this letter agreement hereby agrees as follows:

1.           Subject to the provisions of this letter agreement, and relying upon the representations, warranties and covenants set forth herein, Riverwood hereby agrees to transfer to VantagePoint, the Specified Portion (as defined below) of the Warrant, which transfer shall occur on the date mutually agreed but no later than June 28, 2012 (the “Transfer”).  The term “Specified Portion” means 10.0%.

2.           VantagePoint represents and warrants to Riverwood that (a) the Specified Portion of the Warrant to be acquired by VantagePoint is for its account and is not being acquired with a view to, or intention of, distribution thereof in violation of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “1933 Act”), or any applicable state securities laws, (b) VantagePoint will not make any sale, transfer or other disposition of the Warrant in violation of the 1933 Act, the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “1934 Act”) or any applicable state securities laws, (c) VantagePoint is sophisticated in financial matters and is able to evaluate the risks and benefits of an investment in the Warrant, Vantage-Point understands and acknowledges that such investment is a speculative venture, involves a high degree of risk and is subject to complete risk of loss, VantagePoint has carefully considered and has, and to the extent VantagePoint deems necessary, discussed with VantagePoint’s professional legal, tax, accounting and financial advisers the suitability of its investment in the Warrant, (d) VantagePoint is able to bear the economic risk of its investment in the Warrant for an indefinite period of time because the Warrant (including any shares that may be acquired pursuant to the exercise thereof) have not been registered under the 1933 Act and, therefore, cannot be sold unless subsequently registered under the 1933 Act or an exemption from such registration is available, (e) VantagePoint understands and acknowledges that the Warrant has not been registered under the 1933 Act, nor under the securities laws of any state, nor under the laws of any other country, (f) VantagePoint has had an opportunity to ask questions and receive answers concerning the Warrant and has had full access to such other information concerning the Company as has been requested, and (g) VantagePoint is an “accredited investor” as that term is defined under the 1933 Act and Regulation D promulgated thereunder, as amended by Section 413 of the Private Fund Investment Advisers Registration Act of 2010 and any applicable rules or regulations or interpretations thereof promulgated by the SEC or its staff.

3.           Any provision of this letter agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by each of the parties hereto or, in the case of a waiver, by the party against whom the waiver is to be effective.  This letter agreement (a) constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, formal or informal, among the parties hereto with respect to the subject matter hereof and (b) shall not be assigned by operation of law or otherwise without the prior written consent of the other party hereto.

4.           The parties agree that the remedies at law for any breach or threatened breach, including monetary damages, are inadequate compensation for any loss and that any defense in any action for specific performance that a remedy at law would be adequate is waived.  Accordingly, in the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of this letter agreement, the party or parties who are or are to be thereby aggrieved shall have the right to specific performance and injunctive or other equitable relief of its rights under this letter agreement, in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative.

5.           Any dispute, controversy or claim (each a “Dispute” and collectively, “Disputes”) arising out of, relating to or in connection with this letter agreement, including any Dispute regarding its validity or termination, or the performance or breach thereof under this letter agreement shall be settled exclusively and finally by a panel of three arbitrators selected by the mutual agreement of the parties to such Dispute in an arbitration proceeding administered by Judicial Arbitration and Mediation Services (“JAMS”) under its Comprehensive Arbitration Rules and Procedure in effect at the time of such proceeding, and judgment on the award rendered by such arbitrators may be entered in any court having jurisdiction thereof.  If the parties to any such Dispute are unable to select such arbitrators within thirty (30) days of the first notice given by any party to such Dispute to the other party or parties to such Dispute requesting arbitration and the selection of such arbitrators, any party to such Dispute may request that JAMS select such arbitrators, which selection shall be binding on the parties to such Dispute.  Unless the parties to such Dispute otherwise agree, such proceeding shall be conducted and any decision shall be rendered in San Francisco, California, with San Francisco, California as the venue.  Expenses and costs associated with the submission of any Dispute to arbitration shall be the responsibility of the party against whom a final decision is rendered with respect to that Dispute.  The award rendered by the arbitrators shall be final and binding on the parties to the Dispute and judgment on the award  may be rendered by any court of competent jurisdiction; provided, however, that by agreeing to arbitration, the parties do not intend to deprive any court with jurisdiction of its ability to issue a preliminary injunction, attachment or other form of provisional remedy in aid of the arbitration and a request for such provisional remedies by a party to a court shall not be deemed a waiver of or a violation of this agreement to arbitrate.

6.           This letter agreement may be executed in two or more counterparts (including via facsimile and email in PDF format), all of which shall be considered one and the same agreement.

[Remainder of page intentionally left blank]

If the foregoing sets forth the understanding between us, please so indicate on the enclosed signed copy of this letter in the space provided therefor and return it to us, whereupon this letter shall constitute a binding agreement among us.

Very truly yours,

RW LSG MANAGEMENT HOLDINGS LLC

By:        Riverwood Capital Management L.P.,
its general partner

By:        Riverwood Capital Management Ltd.,
its general partner

By: /s/  Michael E. Marks
Name: Michael E. Marks
Title: Director & CEO

Accepted and agreed to
as of the date first written above:

VANTAGEPOINT VENTURE PARTNERS 2006 (Q), L.P.

By:  VantagePoint Venture Associates 2006, L.L.C.,
        its general partner

By:   /s/ Alan E. Salzman
Name:  Alan E. Salzman
Title:   Managing Member

VANTAGEPOINT CLEANTECH PARTNERS II, L.P.

By:  VantagePoint CleanTech Associates II, L.P.

By:  VantagePoint CleanTech Management, Ltd.

By:   /s/ Alan E. Salzman
Name:  Alan E. Salzman
Title:  Chief Executive Officer

Exhibit 10

May 25, 2012

SEB Private Equity Opportunity Fund II
Gamla Livförsäkringsaktiebolaget SEB Trygg Liv (publ)

Ladies and Gentlemen:

Reference is hereby made to the Warrant, dated as of the date hereof (the “Warrant”), to acquire shares of common stock, par value $0.001 per share, of Lighting Science Group Corporation, a Delaware corporation (the “Company”) issued by the Company to RW LSG Management Holdings LLC, a Delaware limited liability company (“Riverwood”), as a transaction fee pursuant to an agreement between the Company and Riverwood dated as of May 25, 2012.  Certain capitalized terms used but not defined herein will have the meanings therefor set forth in the Warrant.

In consideration of the participation of each of SEB Private Equity Opportunity Fund II and  Gamla Livförsäkringsaktiebolaget SEB Trygg Liv (publ) (collectively, the “SEB Entities”) in the transaction pursuant to which the SEB Entities invested certain proceeds to acquire an equity interest in RW LSG Holdings LLC, a Delaware limited liability company, an affiliate of Riverwood (“Riverwood Holdings”) and related transactions, including the acquisition by Riverwood Holdings of shares of Series H Convertible Preferred Stock, par value $0.001 per share, of the Company, we have agreed to enter into this letter agreement.  Accordingly, for good and valuable consideration, the receipt of which is hereby acknowledged, each of the parties to this letter agreement hereby agrees as follows:

1.           Subject to the provisions of this letter agreement, and relying upon the representations, warranties and covenants set forth herein, Riverwood hereby agrees to transfer to each SEB Entity, its respective Specified Portion (as defined below) of the Warrant, which transfer shall occur on the date mutually agreed but no later than six (6) months and one (1) day following the date first written above (the “Transfer”).  The term “Specified Portion” means with respect to SEB Private Equity Opportunity Fund II, 6% and with respect to Gamla Livförsäkringsaktiebolaget SEB Trygg Liv (publ), 14%.

2.           Each SEB Entity represents and warrants to Riverwood that (a) the Specified Portion of the Warrant to be acquired by it is for its own account and is not being acquired with a view to, or intention of, distribution thereof in violation of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “1933 Act”), or any applicable state securities laws, (b) it will not make any sale, transfer or other disposition of the Warrant in violation of the 1933 Act, the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “1934 Act”) or any applicable state securities laws, (c) it is sophisticated in financial matters and is able to evaluate the risks and benefits of an investment in the Warrant, it understands and acknowledges that such investment is a speculative venture, involves a high degree of risk and is subject to complete risk of loss, it has carefully considered and has, and to the extent it deems necessary, discussed with its professional legal, tax, accounting and financial advisers the suitability of its investment in the Warrant, (d) it is able to bear the economic risk of its investment in the Warrant for an indefinite period of time because the Warrant (including any shares that may be acquired pursuant to the exercise thereof) have not been registered under the 1933 Act and, therefore, cannot be sold unless subsequently registered under the 1933 Act or an exemption from such registration is available, (e) it understands and acknowledges that the Warrant has not been registered under the 1933 Act, nor under the securities laws of any state, nor under the laws of any other country, (f) it has had an opportunity to ask questions and receive answers concerning the Warrant and has had full access to such other information concerning the Company as has been requested, and (g) it is an “accredited investor” as that term is defined under the 1933 Act and

Regulation D promulgated thereunder, as amended by Section 413 of the Private Fund Investment Advisers Registration Act of 2010 and any applicable rules or regulations or interpretations thereof promulgated by the SEC or its staff.

3.           From and after the Closing, the SEB Entities shall save, defend, indemnify and hold harmless Riverwood and its affiliates and the respective representatives, directors, officers, employees, members, managers, partners, stockholders, controlling persons, agents, representatives, successors and assigns of each of the foregoing from and against any and all losses, damages, liabilities, deficiencies, claims, interest, awards, judgments, taxes, penalties, costs and expenses (including reasonable out-of-pocket attorneys’ fees, costs and other out-of-pocket expenses incurred in investigating, preparing or defending the foregoing), asserted against, incurred, sustained or suffered by any of the foregoing as a result of, arising out of or relating to (i) any breach or inaccuracy of any representation or warranty made by the SEB Entities herein and (ii) any withholding or other taxes (including penalties and interest) imposed on Riverwood or its direct or indirect equity owners as a result of the Transfer.  The representations and warranties of the parties set forth in this letter agreement shall survive for the maximum period permitted by applicable law).  Except as set forth herein, all of the covenants, agreements and obligations of the parties hereto shall survive the Closing indefinitely (or if indefinite survival is not permitted by applicable law, then for the maximum period permitted by applicable law).  Anything herein to the contrary notwithstanding, any claim for indemnification that is asserted by written notice within the survival period shall survive until resolved pursuant to a final non-appealable judicial determination or a  written agreement between Riverwood and the SEB Entities.

4.           Any provision of this letter agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by each of the parties hereto or, in the case of a waiver, by the party against whom the waiver is to be effective.  This letter agreement (a) constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, formal or informal, among the parties hereto with respect to the subject matter hereof and (b) shall not be assigned by operation of law or otherwise without the prior written consent of the other party hereto.

5.           The parties agree that the remedies at law for any breach or threatened breach, including monetary damages, are inadequate compensation for any loss and that any defense in any action for specific performance that a remedy at law would be adequate is waived.  Accordingly, in the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of this letter agreement, the party or parties who are or are to be thereby aggrieved shall have the right to specific performance and injunctive or other equitable relief of its rights under this letter agreement, in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative.

6.           This letter agreement will be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to conflict of laws principles that would result in the application of the law of a different jurisdiction.  Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of any state court located within New Castle County, State of Delaware in connection with any matter based upon or arising out of this letter agreement or the transactions contemplated hereby, agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction, venue and process.  Each party hereto hereby agrees not to commence any legal proceedings relating to or arising out of this letter agreement or the transactions contemplated hereby in any jurisdiction or courts other than as provided herein. Each party hereto hereby consents to service of process in any such proceeding in any manner permitted by Delaware law, and agrees that service of process by registered or certified mail, return receipt requested, at its business address is reasonably calculated to give actual notice.

7.           This letter agreement may be executed in two or more counterparts (including via facsimile and email in PDF format), all of which shall be considered one and the same agreement.

[Remainder of page intentionally left blank]

If the foregoing sets forth the understanding between us, please so indicate on the enclosed signed copy of this letter in the space provided therefor and return it to us, whereupon this letter shall constitute a binding agreement among us.

Very truly yours,

RW LSG MANAGEMENT HOLDINGS LLC

By:        Riverwood Capital Management L.P.,
its general partner

By:        Riverwood Capital Management Ltd.,
its general partner

By: /s/  Michael E. Marks
Name:  Michael E. Marks
Title:    Director & CEO

Accepted and agreed to
as of the date first written above:

SEB PRIVATE EQUITY OPPORTUNITY FUND II

By:  SEB Asset Management S.A.

By:  /s/ Victor Lang
Name:  Victor Lang
Title:   Head of SEB Private Equity

GAMLA LIVFÖRSÄKRINGSAKTIEBOLAGET
SEB TRYGG LIV (PUBL)

By:  /s/ Victor Lang
Name:  Victor Lang
Title:   Head of SEB Private Equity

By:  /s/ Erik Svanholm Pacheco_
Name:  Erik Svanholm Pacheco
Title:   Investment Director